The Brink’s Company
1801 Bayberry Court
Richmond, Virginia 23226
April 27, 2018
By EDGAR Transmission

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7410
Attention:     Theresa Brillant
Division of Corporation Finance Office of Transportation and Leisure

Re:	The Brink's Company Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 1, 2018
Form 8-K
Furnished February 7, 2018
File No. 001-09148

Dear Ms. Brillant:
As Executive Vice President and Chief Financial Officer of The Brink’s Company, a Virginia corporation, I am transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter to my attention, dated April 19, 2018 (the “Commission Comment Letter”).
Set forth below is the response of the Company to the comments of the Staff. For convenience of reference, the Staff comment is reprinted in bold and is followed by the corresponding response of the Company.
When used in this letter, the “Company,” “Brink’s,” “we,” “us,” and “our” refer to The Brink’s Company.

Form 10-K for Fiscal Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Operations, page 21

1. We note segment operating profit as a percent of segment revenue varies materially between each segment for each period presented. In particular, the ratio for the North America segment is significantly lower than the ratio of the other two segments in each period. Please disclose the material factors that cause variances in the trend of this ratio between the segments and that cause

U.S. Securities and Exchange Commission
April 27, 2018

the North America segment ratio to be lower. Refer to Item 303(a)(3)(iii) of Regulation S-K for guidance.

Response:

In accordance with Item 303(a)(3)(iii) of Regulation S-K referred to above, we will continue to provide as part of Management’s Discussion and Analysis of Financial Condition and Results of Operations a description of the specific items impacting the operating profits of each reportable segment. In addition, our future filings will include incremental narrative discussion comparing our reportable segments’ operating profit margins in the Consolidated Operating Profit section of Results of Operations. To address this comment we added the following to our recently filed Form 10-Q for the quarter ending March 31, 2018.

Consolidated Operating Profit
We believe our current operating profit margin in our North America segment is lower than our other segments and our competitors as our vehicle and labor expenses are too high. We are working to increase our operating profit margin by implementing productivity improvements aimed at reducing vehicle and labor expenses and by selling higher valued services. We expect our North America segment operating profit margin will be more comparable to our Rest of World segment in the future, but will not achieve the same level as our South America segment, where profit margins are higher for us and our competitors due to market conditions.

Non-GAAP Results Reconciled to GAAP
Non-GAAP reconciled to GAAP, page 36

2. Please present with equal or greater prominence the comparable GAAP margin to the non-GAAP margin presented. Refer to Item 10(e)(1)(i)(A) of Regulation S-K for guidance.

Response:

The table of Non-GAAP Results Reconciled to GAAP in the Form 10-K for the Fiscal Year Ended December 31, 2017 referenced in your comment will be amended in future filings to include GAAP margin as noted below and highlighted in yellow:

U.S. Securities and Exchange Commission
April 27, 2018

Non-GAAP reconciled to GAAP

	Years Ended December 31,
(In millions)	2017	2016	2015

Revenues:
GAAP	$3,347.0	3,020.6	3,061.4
Venezuela operations(b)	(154.1)	(109.4)	(84.5)
Acquisitions and dispositions(b)	—	(2.8)	—
Non-GAAP	$3,192.9	2,908.4	2,976.9

Operating profit:
GAAP	$273.9	184.5	96.4
Venezuela operations(b)	(20.4)	(18.5)	45.6
Reorganization and Restructuring(b)	22.6	30.3	15.3
Acquisitions and dispositions(b)	5.3	19.5	10.2
Non-GAAP	$281.4	215.8	167.5

Interest expense:
GAAP	$(32.2)	(20.4)	(18.9)
Venezuela operations(b)	0.1	0.1	—
Acquisitions and dispositions(b)	1.1	—	—
Non-GAAP	$(31.0)	(20.3)	(18.9)

Interest and other income (expense):
GAAP	$(60.2)	(39.1)	(36.4)
Retirement plans(e)	34.9	31.5	31.2
Venezuela operations(b)	6.8	2.5	2.2
Acquisitions and dispositions(b)	6.3	0.5	—
Prepayment penalties(f)	8.3	—	—
Interest on Brazil tax claim(g)	1.6	—	—
Non-GAAP	$(2.3)	(4.6)	(3.0)

Provision for income taxes:
GAAP	$157.7	78.5	66.5
Retirement plans(e)	12.6	11.3	10.8
Venezuela operations(b)	(12.7)	(14.1)	(5.5)
Reorganization and Restructuring(b)	7.6	7.4	3.9
Acquisitions and dispositions(b)	4.5	1.8	1.4
Prepayment penalties(f)	0.2	—	—
Deferred tax valuation allowance(c)	—	(14.7)	—
Interest on Brazil tax claim(g)	0.5	—	—
Tax reform(h)	(86.0)	—	—
Tax on accelerated income(d)	0.4	—	(23.5)
Non-GAAP	$84.8	70.2	53.6

Net income (loss) attributable to noncontrolling interests:
GAAP	$6.9	10.3	(16.3)
Venezuela operations(b)	(1.6)	(4.4)	21.2
Reorganization and Restructuring(b)	0.8	(0.8)	—
Non-GAAP	$6.1	5.1	4.9

GAAP margin	8.2%	6.1%	3.1%

Non-GAAP margin	8.8%	7.4%	5.6%

Amounts may not add due to rounding.

U.S. Securities and Exchange Commission
April 27, 2018

Form 8-K Furnished February 7, 2018
Exhibit 99.1
Non-GAAP Results Reconciled to GAAP
Adjusted EBITDA, page 13

3. You presently reconcile "adjusted EBITDA" to "Income from continuing operations Non-GAAP." Please reconcile "adjusted EBITDA" to the most directly comparable GAAP measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Questions 103.01 and .02 of staff's Compliance and Disclosure Interpretation "Non-GAAP Financial Measures" for guidance.

Response:

To address the Staff’s comment, in future reconciliations, beginning with the results of the quarter ending on March 31, 2018 included in the Current Report on Form 8-K furnished April 25, 2018, we have incorporated an updated reconciliation approach for EBITDA. We will combine the various components of our reconciliation to provide a continuous reconciliation of GAAP Net Income to Non-GAAP Adjusted EBITDA as set forth below:

	2017					2018
	1Q	2Q	3Q	4Q	Full Year	1Q
Adjusted EBITDA:
Net income (loss) attributable to Brink's - GAAP	$34.7	14.2	19.9	(52.1)	16.7	$22.3
Interest expense - GAAP	4.8	6.0	7.7	13.7	32.2	15.0
Income tax provision - GAAP	14.4	17.3	16.4	109.6	157.7	11.4
Depreciation and amortization - GAAP	33.9	34.6	37.9	40.2	146.6	38.8
EBITDA	87.8	72.1	81.9	111.4	353.2	87.5
Discontinued operations - GAAP	—	0.1	—	0.1	0.2	(0.2)
Retirement plans	7.3	8.6	9.0	10.0	34.9	8.8
Venezuela operations	(13.7)	4.1	(2.6)	(1.5)	(13.7)	(1.5)
Reorganization and Restructuring	2.9	4.9	5.7	6.1	19.6	2.5
Acquisitions and dispositions	(1.0)	1.3	3.4	(0.5)	3.2	5.6
Prepayment penalties	—	—	6.5	1.8	8.3	—
Interest on Brazil tax claim	—	—	4.1	(2.5)	1.6	—
Income tax rate adjustment	(0.2)	—	0.2	—	—	0.4
Share-based compensation	4.5	4.0	4.0	5.2	17.7	6.8
Adjusted EBITDA	$87.6	95.1	112.2	130.1	425.0	$109.9

***************

U.S. Securities and Exchange Commission
April 27, 2018

If there is any additional information that we might provide to assist the Staff’s review, please call me at (804) 289-9533 or our Senior Vice President and General Counsel, McAlister C. Marshall, II, at (804) 289-9625.
Sincerely,
/s/ Ronald J. Domanico

Ronald J. Domanico
Executive Vice President
and Chief Financial Officer
cc:     McAlister C. Marshall, II, Esq.